
Demotech, Inc.

Demotech, Inc.

Form NRSRO – Annual Certification

March 2026

Exhibit 6

Identification of Conflicts of Interest Relating to the Issuance of Credit Ratings

2715 Tuller Parkway Dublin, Ohio 43017-2310
Tel: 614 761-8602 800 354-7207
www.demotech.com



Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings

Demotech has identified the following types of conflicts of interest relating to the issuance of credit ratings:

- Demotech is paid by obligors to determine credit ratings of the obligors.

- Demotech allows persons within the organization to directly own securities or money market instruments of, or have other direct ownership interests in, obligors or issuers subject to a credit rating determined by Demotech as long as they do not participate in or otherwise influence the credit rating for such obligors or issuers.

- Demotech is paid for products and services in addition to determining credit ratings by obligors that have paid Demotech to determine a credit rating.

- Demotech is paid for services by entities whose membership includes obligors that have paid Demotech to determine a credit rating.